SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 1-Final Amendment

AF FINANCIAL GROUP

(Name of Issuer)

AF FINANCIAL GROUP

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

001046101

(CUSIP Number of Class of Securities)

Robert E. Washburn

21 E. Ashe Street

P.O. Box 26

West Jefferson, NC 28694

                            (336) 246-4344

(Name, Address and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Jean C. Brooks

Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

P.O. Box 26000

Greensboro, NC 27420

(336) 373-8850

(336) 378-1001 (facsimile)

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933.

c.	☒ A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: 9

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$89,780	$17.66

* Calculated solely for the purpose of determining the filing fee, which was based upon tender offer price $20.00 per share for the eligible common stock as of December 13, 2007 multiplied by our estimate of the maximum number of shares to be purchased (4,489).

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:         $17.66

Form or Registration No.:         Schedule 13E-3

Filing Party:         AF Financial Group

Date Filed:         December 14, 2007

This Amendment No. 1 (“Final Amendment”) to the Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission on December 14, 2007 (the “Schedule 13E-3”) by AF Financial Group (the “Company”). This Schedule 13E-3 related to the offer by the Company, a federal corporation, to purchase for cash all shares of the Company’s common stock $0.01 par value held by stockholders who own 99 or fewer shares of common stock as of the close of business on December 13, 2007, pursuant to the Offer to Purchase dated January 16, 2008, and the related Letter of Transmittal.

The purpose of this Final Amendment is to report the results of the Offer, which expired at 5:00 p.m., Eastern Standard Time, on Friday, February 22, 2008. The information set forth in the Offer to Purchase, dated January 16, 2008, and the related Letter of Transmittal is expressly incorporated herein by reference in response to all items of this Amendment, except as set forth below. In addition, the information set forth in Items 16(a)(1)(i)-16(a)(1)(viii) of the Schedule 13E-3 are incorporated by reference with respect to Items 16(a)(1)(i)-16(a)(1)(viii) of this Final Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 13E-3 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

ITEM 11.	INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

Item 11 of the Schedule 13E-3 is hereby amended and supplemented by adding the following paragraph thereto:

The Offer expired at 5:00 p.m., Eastern Standard Time, on Friday, February 22, 2008. The Company received tenders of 3,698 shares of Common Stock in the Offer. All of these shares have been accepted by the Company, and payment has been made at the Offer price of $20.00 per share.

ITEM 16.	EXHIBITS.

Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

16(a)(1)(i)	Offer to Purchase*

16(a)(1)(ii)	Letter of Transmittal*

16(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

16(a)(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

16(a)(1)(v)	Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

16(a)(1)(vi)	Form of Notice of Guaranteed Delivery*

16(a)(1)(vii)	Letter to Shareholders from Robert E. Washburn, President and Chief Executive Officer, dated January 15, 2008.*

16(a)(1)(viii)	Press Release dated February 22, 2008.**

*	The indicated exhibits were previously filed and are incorporated by reference.
**	Attached hereto and incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AF FINANCIAL CORP.

By:	/s/ Melanie P. Miller
Melanie P. Miller President and Chief Financial Officer

Dated: February 22, 2008